April 26, 2006



Mr. Donald A. Harris
Mr. Bruce E. Toll
Mr. Peter Lucas
Mr. Eric S. Weinstein
Mr. Joseph N. Walter
Mr. Robert A. Berlacher
Ms. Eve M. Trkla
Mr. James E. Blake
Mr. Matthew J. Boos


The Board of Directors of UbiquiTel
c/o UbiquiTel Inc.
One West Elm Street, Suite 400
Conshohocken, PA 19428



Dear Members of the Board of Directors,

Deephaven Capital Management has been a substantial investor in UbiquiTel for approximately the past year. Our current holdings are 9.9% of the common stock of UbiquiTel. We are writing to you today to communicate our disagreement with the Board's decision to sell UbiquiTel to Sprint Nextel ("Sprint") for the low premium price of $10.35 per share.


The rationale for our disagreement is threefold. First, we believe that the premium offered by Sprint over UbiquiTel's standalone trading price is inadequat
e. UbiquiTel stock closed at $10.19 per share on the day before the merger was announced and its 30 day average prior to the date of the merger was $10.12. Sprint's offer thus provides only a 1.5% premium to closing price the day prior to the announcement of the merger and a 2.27% premium to the 30 day average price.


Second, the financial multiples offered to UbiquiTel compared with several recent transactions in the wireless space are very low, even compared with transactions concluded by Sprint itself. Sprint's acquisition of Alamosa PCS was announced at a 9.6 times multiple of forward operating income plus depreciation, amortization and special items ("OIBDA"). Sprint's acquisition of Nextel Partners was announced at a 12.7 times multiple of forward OIBDA. Sprint's offer for UbiquiTel only provides for an 8.1 multiple of forward OIBDA despite the fact that UbiquiTel's operating metrics are strikingly similar to those of Alamosa.1


Third, we believe that the pending litigation between UbiquiTel and Sprint could potentially serve as a catalyst for significant upside in the value of the UbiquiTel franchise. We have attended the court arguments and reviewed comments by Vice Chancellor Parsons and are optimistic that UbiquiTel will prevail. From the trial and UbiquiTel's own 10-K filing, it is apparent that Sprint is developing a dual-mode phone that will carry voice and data traffic on the CDMA network and push-to-talk traffic on the iDEN network. The Sprint customers who use this phone in UbiquiTel's territory should generate additional revenue for UbiquiTel. Further, Sprint's own plan to migrate all Nextel customers to 1900 MHz EVDO Rev A in 2008 will result in Sprint moving all its Nextel iDEN customers to UbiquiTel's CDMA network, increasing UbiquiTel's revenues and OIBDA.2


As a final point, Deephaven questions UbiquiTel's decision to file its April 20th 8-K which appears to be nothing other than the company's attempted justification for accepting an inadequate price. It is my sincere hope that UbiquiTel does not intend to start a campaign to talk down its own prospects in an effort to convince shareholders to vote through a transaction at what we believe to be an inadequate price.


For all these reasons, it is Deephaven's current intention to vote against any merger with Sprint at the level of $10.35 per share. Further, please be advised that Deephaven currently intends to vote against any current Board nominees at the next general election of the Board of Directors of UbiquiTel. If the Board is so convinced that UbiquiTel is only worth $10.35 per share, and the shareholders end up disagreeing with the Board, we believe it is important that there is adequate shareholder representation on the Board going forward.



Regards,


\s\ Mathew C. Halbower


Matthew C. Halbower


1 For UbiquiTel in 2006, Deephaven estimated 24% OIBDA growth, a 31% OIBDA margin, and an 11.5% free cash flow (FCF) margin. For Alamosa PCS, Deephaven estimated 25% OIBDA growth and a 28% OIBDA margin, and a 13.5% FCF margin. We believe that our estimates are in line with most Wall Street equity and debt analysts.
2  See Page 4 of UbiquiTel's 2005 10-K filed on March 15, 2006.